UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2026

Ian Borden
Executive Vice President and Global Chief Financial Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois 60607

Re: McDonald's Corporation
Form 10-K for Fiscal Year Ended December 31, 2025
File No. 001-05231

Dear Ian Borden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services